Exhibit 15.4

APPOINTMENT LETTER

NO. 096/IB0/LGL/07-POA

Under the Appointment Letter of the President Commissioner of PT Indosat Tbk (“Indosat”) dated 8 June 2006 (“President Commissioner’s Appointment Letter”), the President Commissioner has appointed any Director who may be appointed by Deputy President Director to represent the Board of Directors of Indosat in the event that the President Director and Deputy President Director are absent or not available due to any reason whatsoever, and authorized the Deputy President Director to appoint any Director to represent the Board of Directors of Indosat.

Based on the President Commissioner’s Appointment Letter, in my capacity as Deputy President Director of Indosat, I hereby appoint Wong Heang Tuck, Finance Director to represent the Board of Directors of Indosat to signed dual currency funded swap confirmation and its agreement forms a part of and is subject to the ISDA Master Agreement dated as of 13 May 2005 between Indosat and Goldman Sachs International.

The above representations shall include but not limited to (a) exercise any and all rights and undertake any and all obligations with respect to the rights and obligations vested in the Board of Directors of Indosat under the prevailing laws and regulations and Indosat’s Articles of Association and internal policies, (b) sign any required documents and (c) appear before any governmental authority or regulatory body.

This Appointment Letter shall come into effective as of 23 May 2007.

Date : 23 May 2007

Deputy President Director

25 May, 2007

To:	PT Indosat Tbk (“Indosat”)
Attn:	Mr. Wong Heang Tuck
Fax:	+62-21-34833077

From:	Goldman Sachs International (“GSI”)
Fax;	+44 20 7552 3645

Re:	Dual Currency Funded Swap

Ref. No.: SDB510368410

Dear Sir or Madam,

The purpose of this letter (this Confirmation) is to confirm the terms and conditions of the transaction entered into between Goldman Sachs International (Party A) and PT Indosat Tbk (Party B) on the Trade Date specified below (the Transaction).

This Confirmation supplements, forms a part of and is subject to the ISDA Master Agreement dated as of 13 May 2005, as amended and supplemented from time to time (the Agreement), between GSI and Indosat. All provisions contained, or incorporated by reference, in the Agreement will govern this Confirmation except as expressly modified below.

In the event of any inconsistency between the provisions of the Agreement and this Confirmation, this Confirmation will prevail for purposes of this Transaction.

The definitions and provisions contained in the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc.) (the 2000 Definitions) are incorporated into this Confirmation. In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern.

Each party’s obligations under this Transaction are subject to the condition precedent that as at the Effective Date: (i) Party A has notified Party B that it has received all of the documents and other evidence listed in Clause 3.1 of the Appendix to this Confirmation in form and substance satisfactory to it: (ii) no Event of Default or Potential Event of Default has occurred or is continuing or would result from the occurrence of the Effective Date; (iii) the representations set out in Clause 1.1 below are true in all material respects; (iv) Party B has disclosed the terms of the Transaction in a public announcement as required by the U.S. Securities and Exchange Commission that is, in form and substance, as set out in the Annex to this Confirmation; and (v) Party A has notified Party B that it has received a legal opinion on the Transaction addressed to it from Party B’s Indonesian counsel, Assegaf Hamzah & Partners, as to matters of Indonesian law that is acceptable to Party A in its sole and absolute discretion.

The terms of the particular Transaction to which this Confirmation relates are as follows:

Trade Date:	23 May, 2007

Effective Date:	30 May, 2007

Termination Date:	The Fixed Rate Payer II Payment Date falling in May 2013.

Business Days:	London, Hong Kong, Jakarta

Business Day Convention:	Modified Following

Calculation Agent:	Party A

Fixed Amounts I:

Fixed Rate Payer I:	Party B

Fixed Rate Payer I Calculation Amount:	IDR 434,300,000,000 (the IDR National Amount)

Fixed Rate Payer I Payment Dates:	Each 28 February, 30 May, 30 August and 30 November in each year in the period commencing on 30 August 2007 and ending on and including the FX Option Exercise Date.

Fixed Rate Payer I Calculation Periods:

Each period from and including one Fixed Rate Payer I Payment Date to but excluding the next following Fixed Rate Payer I Payment Date, except that (a) the initial Fixed Rate Payer I Calculation Period will commence on and include the Effective Date and (b) the final Fixed Rate Payer I Calculation Period will end on but exclude the FX Option Exercise Date.

Fixed Rate I:	8.75% per annum

Fixed Rate Payer I Day Count Fraction:	Actual/360

Fixed Amounts I:	For the purpose of calculating Fixed Amounts I, Section 5.l(b) of the 2000 Definitions will be amended by inserting “x FX Spot Rate” at the end of the formula set out therein.

For the avoidance of doubt. Fixed Amounts I shall be payable in USD.

Fixed Amounts II:

Fixed Rate Payer II:	Party B

Fixed Rate Payer II Calculation Amount:	Either:

(i) the IDR Notional Amount; or

(ii) if Party A exercises the FX Option, the USD Notional Amount.

Fixed Rate Payer II Payment Date:	30 May, 2013

Fixed Rate Payer II Calculation Period:	The period from and including the FX Option Exercise Date to but excluding the Termination Date.

Fixed Rate II:	Either:

(i) 8.75 % per annum; or

(ii) if Party A exercises the FX Option, 6.45% per annum.

Fixed Rate Payer II Day Count Fraction:	Actual/360

Fixed Amounts II:

For the purpose of calculating Fixed Amounts II, unless Party A exercises the FX Option, Section 5.1(b) of the 2000 Definitions will be amended by inserting “x FX Spot Rate” at the end of the formula set out therein.

For the avoidance of doubt, Fixed Amounts II shall be payable in USD.

Initial Exchanges:

Initial Exchange Date:	Effective Date

Party A Initial Exchange Amount:	USD 50,000,000 (the USD Notional Amount)

Final Exchanges:

Final Exchange Date:	Termination Date

Party B Final Exchange Amount:	Either:

(i) the IDR Notional Amount multiplied by the FX Spot Rate; or

(ii) if Party A exercises the FX Option, the USD Notional Amount.

Other Provisions:

FX Option:	An option that Party A may exercise by notice to Party B on the FX Option Exercise Date.

FX Option Exercise Date:	30 May, 2012, subject to adjustment in accordance with the Business Day Convention.

FX Spot Rate:

In respect of any date, the spot rate of exchange for conversion of IDR into USD (expressed as the amount of USD per IDR) as of approximately 11:00 a.m. Jakarta time on the second Business Day prior to such date, as determined by the Calculation Agent.

Account Details:

Account for payments to Party A:

ENTITY NAME:	GOLDMAN SACHS INTERNATIONAL
BANK NAME:	CITIBANK
CITY:	NEW YORK
ABA:	021000089
Account No.:	40616408

Account for payments to Party B:

ENTITY NAME:	PT INDOSAT TBK
BANK NAME:	CITIBANK
CITY:	JAKARTA
SWIFT CODE:	CITIIDJX
ACCOUNT NO.:	0-103472-512

Representations, Acknowledgements and Agreements:

1.	Representations

1.1	Party B represents, on the date of this Confirmation and on the Effective Date, to Party A that:

(a)

It is entering into this Transaction for genuine commercial purpose and not for the purpose of speculation. All Authorisations required to enable it lawfully to enter into, exercise its rights and comply with obligations, in this Transaction, and to make this Confirmation admissible in evidence in its jurisdiction of incorporation have been obtained and are in full force and effect.

(b)

It is acting for its own account, and is capable of making, and has made, its own independent investment decisions to enter into this Transaction and to assess and assume the risks of this Transaction and as to whether this Transaction is appropriate and proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary, including advice from its tax advisor regarding the tax implications of this Transaction. No communication (written or oral) received from Party A shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.

(c)

It has been given the opportunity to obtain information from Party A concerning the terms and conditions of this Transaction for it to evaluate the merits and risks of this Transaction and understands, and is capable of assuming, such risks.

(d)

It is not relying on any communication (written or oral) of Party A as advice or as a recommendation to enter into this Transaction and understands that information and explanations related to this Transaction is not to be considered advice or a recommendation to enter into this Transaction. It is understood that information and explanations related to the terms and conditions of this Transaction are made incidental to Party A’s business and shall not be considered investment advice or recommendation to enter into this Transaction.

(e)

Pari passu ranking. Its payment obligations under this Agreement rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law.

(f)

Internal controls. Party B maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorisations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the Republic of Indonesia and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorisation; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action, is taken with respect to any differences.

(g)

Sarbanes-Oxley. There is and has been no failure on the part of Party B or any of Party B’s directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Qxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(h)

This Transaction is a form of Financing as defined in the Circular Resolutions of the Board of Directors of PT Indosat Tbk, No. 004/A00/FIN/07, dated 22 February 2007 and has been duly authorized by the board of directors of Party B pursuant to such resolution.

1.2

Party A represents, on the date of this Confirmation and on the Effective Date, to Party B that it is entering into this Transaction for genuine commercial purpose and not for the purpose of speculation. All Authorisations required to enable it lawfully to enter into, exercise its rights and comply with obligations, in this Transaction, and to make this Confirmation admissible in evidence in its jurisdiction of incorporation have been obtained and are in full force and effect.

2.	Acknowledgements and Agreements

Party B acknowledges and agrees that:

(a)	Party A is acting as principal and is not acting as a fiduciary for, or an advisor to, it in connection with this Transaction.

(b)

Party A does not provide tax, legal, accounting or other advice. Neither it nor any of its advisors are relying on any communication (written or oral) from Party A as tax, legal, accounting or other advice; it being understood that information and explanations related to the terms and conditions of this Transaction shall not be considered tax, legal, accounting or other advice.

(c)

For the purpose of Section 4(e) and the Transaction evidenced by this Confirmation, all jurisdictions will be deemed to be Stamp Tax Jurisdictions with respect to Party B and no jurisdiction will be deemed to be a Stamp Tax Jurisdiction with respect to Party A.

(d)

Under the law of its jurisdiction of incorporation, all of the payment obligations of Party B to Party A under the Transaction evidenced by this Confirmation (as an ‘offshore loan’ pursuant to the applicable regulations) by Party B must be reported to and recorded within 10 Business Days of the date on which this Confirmation is executed with Bank Indonesia (Indonesian Central Bank), the Team for Coordination of the Management of Offshore Commercial Loans, and the Department of Finance of the Republic of Indonesia by Party B and Party B agrees to pay stamp duty in a nominal amount of IDR 6,000 immediately following the execution of this Confirmation.

(e)

It will fully disclose the Transaction to its auditors and it will procure that the auditors account for, report and disclose the Transaction in compliance with the relevant GAAP. Its annual financial statements with respect to the period including the Effective Date will be duly approved by its board of commissioners.

Confirmation:

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing a copy of this Confirmation and returning it to us, or by sending to us a facsimile or telex substantially similar to this facsimile which sets forth the material terms of the Transaction to which this Confirmation relates and indicates agreement to those terms. We are delighted to have executed this Transaction with you and look forward to working with you again.

Yours sincerely,

GOLDMAN SACHS INTERNATIONAL

By:
Name:	Matt Seager
Title:

Confirmed as of the date first written above:

PT INSOSAT TBK

By:
Name:	Wong Heang Tuck
Title:

APPENDIX

1.	DEFINITIONS

In this Confirmation (and not otherwise):

“Accrued Unpaid Amount” owing to any party means, with respect to an Early Termination Date, for any Calculation Period (i) in which such Early Termination Date is designated; and (ii) for which the relevant Payment Date falls after such Early Termination Date, a pro rata proportion (based on (a) the actual number of days elapsed in such Calculation Period (to but excluding the Early Termination Date) over (b) the total number of days in such Calculation Period) of the amount that would have become payable on such Payment Date (or that would have become payable on such Payment Date but for Section 2(a)(iii)).

“Authorisation” means an authorisation, consent, approval, resolution, licence or filing.

“Dual Currency Funded Swap Confirmation.” means the Confirmation with a trade reference of SDB510368410.

‘Exchange Act” means the U.S, Securities Exchange Act of 1934, as amended from time to time.

“Finance Document” means this Confirmation and any other document designated as such by Party A and Party B.

“GAAP” means generally accepted accounting principles in:

(a)	the Republic of Indonesia; or

(b)	the United Slates of America,

in each case, as in effect on the date of this Confirmation.

“IDR Indosat Notes” means any notes either issued by FT Indosat Tbk or guaranteed by FT Indosat Tbk where the settlement currency for payments is IDR, as amended, supplemented of varied from time to time.

“Notes” the USD 250,000,000 7.125% Guaranteed Notes due 2012 issued by Indosat International Finance Company B.V. and unconditionally and irrevocably guaranteed by PT Indosat Tbk, as amended, supplemented or varied from time to time.

“Permitted Holders” means Singapore Technologies Telemedia Pte Ltd and any Person who controls or is controlled by Singapore Technologies Telemedia Pte Ltd; provided, that for purposes of this definition “control” means the beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of a Person normally entitled to vote in the election of directors, managers or trustees, as applicable, of a Person.

“Person” has the meaning given to it in the Offering Memorandum.

“Restricted Subsidiaries” has the meaning given to it in the Offering Memorandum.

“USD Indosat Notes” means any notes either issued by FT Indosat Tbk or guaranteed by PT Indosat Tbk where the settlement currency for payments is USD, as amended, supplemented or varied from time to time.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Voting Stock” has the meaning given to it in the Offering Memorandum.

2.	ADDITIONAL TERMINATION EVENTS

Each of the following shall constitute an Additional Termination Event in respect of which Party B is the sole Affected Party (provided however that, in respect of the Additional Termination Event in Cause 2.1 below, Party A is deemed to be the sole Affected Party for the purposes of Section 6(b)(iv) only) and the Transaction evidenced by this Confirmation is the sole Affected Transaction. Party B shall notify Party A of the occurrence of any event described in Clause 2.2 (Default under the Notes), Clause 2.3 (Default under the USD Indosat Notes or the IDR Indosat Notes), Clause 2.4 (No outstanding USD Indosat Notes) or Clause 2.5 (Change of Control) below promptly upon the occurrence thereof.

2.1	Tax Reasons

(a)

As a result of any change in or amendment to the laws of the United Kingdom or the Republic of Indonesia (or any political subdivision or taxing authority thereof or therein) or any regulations or rulings promulgated thereunder or any change in the official interpretation of such laws, regulations or rulings, which change or amendment or treaty becomes effective on or after the date of this Confirmation Party B is, or on the next payment date would be, required to make any deduction or withholding for or on account of Tax (as defined in this Confirmation) from a payment in respect of the Transaction evidenced by this Confirmation (a “Tax Deduction”) (or such other withholdings) and any such Tax Deduction, if required, is required to be made at a rate in excess of 10%, and Party B, subject to the provisions below, gives Party A notice thereof (a “Tax Reasons Notice”),

(b)

Notwithstanding paragraph (a) above, no Tax Reasons Notice may be given by Party B earlier than 30 days prior to the earliest date on which Party B would be obliged to make an increase in a payment made to Party A (a “Tax Payment”).

(c)	In addition, Party B must deliver to Party A, prior to the giving of any Tax Reasons Notice:

(i)	an Officer’s Certificate (as defined in the Offering Memorandum) stating that Party B is entitled to effect a termination under paragraph (a) above and setting forth a statement of facts showing that the conditions precedent to such termination have occurred; and

(ii)	a copy of the text of the relevant amendment or change or treaty at described in paragraph (a) above.

2.2	Default under the Notes

The occurrence, in the period from and including the Trade Date to and including the earlier of (i) 22 June, 2012 and (ii) the date on which all of the Notes are redeemed, purchased or cancelled (the “Note Redemption Date”), of any event which would be a Default (under and as defined in the Offering Memorandum), regardless of whether such event actually becomes an Event of Default.

2.3	Default under the USD Indosat Notes or the IDR Indosat Notes

The occurrence, on any day in the period from but excluding the Note Redemption Date to and including the Termination Date, of a default (however described) under either (i) the USD Indosat Notes (if any) then outstanding with the longest remaining time to the scheduled maturity thereof as at such day; or (ii) if there are no USD Indosat Notes then outstanding, the IDR Indosat Notes (if any) then outstanding with the longest remaining time to the scheduled maturity thereof as at such day, regardless of whether such event becomes an event of default (under and however described in the relevant offer document (however described)).

2.4	No outstanding USD Indosat Notes

The Note Redemption Date has occurred and there are no USD Indosat Notes outstanding.

2.5	Change of Control

The occurrence of a Change of Control where “Change of Control” means:

(a)	if:

(1)

any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(l) under the Exchange Act, other than any one or more of the Permitted Holders, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 35% or more of the total voting power of the Voting Stock of Party B; and

(2)

the Permitted Holders are the “beneficial owners” (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, in the aggregate of a lesser percentage of the total voting power of the Voting Stock of Party B than such other person or group (for purposes of this clause (a), such person or group shall be deemed to beneficially own any Voting Stock of a specified corporation held by any other corporation (the “parent corporation”) so long as such person or group beneficially owns, directly or indirectly, in the aggregate a majority of the total voting power of the Voting Stock of such parent corporation); or

(b)

the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of the Party B and the Restricted Subsidiaries considered as a whole shall have occurred, or Party B merges, consolidates or amalgamates with or into any other Person or any other Person merges, consolidates or amalgamates with or into the Party B, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Party B is reclassified into or exchanged for cash, securities or other Property, other than any such transaction where:

(1)	the outstanding Voting Stock of the Party B is reclassified into or exchanged for Voting Stock of the surviving corporation; and

(2)

the holders of the Voting Stock of the Party B immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the surviving corporation immediately after such transaction and in substantially the same proportion as before the transaction; or

(c)	the shareholders of the Party B shall have approved any plan of liquidation or dissolution of the Party B.

3.	OTHER PROVISIONS

3.1	For the purpose of this Transaction only, Part 3(b) of the Schedule is amended by the addition of the following:

The following documents to be delivered by Party B upon execution of the Dual Currency Funded Swap Confirmation which shall, in each case, be covered by Section 3(d) (Representations):

(i)

a copy of the Articles of Association of Party B, including any amendment thereto, together with the requisite approval of the Minister authorized by laws on limited liability companies to approve such amendments thereto and evidence of the receipt by such Minister of any report on any amendment to the Articles of Association of Party B which is required to be reported, and evidence of registration at Company Registration Office of Department of Trade and their required publications in the Indonesian State Gazette. In addition thereto, copy of minutes of General Meeting of shareholders of Party B appointing the incumbent members of Party B’s board of directors and board of commissioners, together with the evidence of receipt by such Minister and registration at Company Registration Office of Department of Trade;

(ii)

a copy of a resolution of the board of commisioners of Party B approving the terms of, and the transactions contemplated by, the Finance Documents (as defined in the Dual Currency Funded Swap Confirmation);

(iii)	a copy of a resolution of the board of directors of Party B;

(A)	approving the terms of, and the transactions contemplated by, the Finance Documents and resolving that it execute the Finance Documents;

(B)	authorising a specified person or persons to execute the Finance Documents and deliver on its behalf; and

(C)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the Finance Documents;

(iv)

a certificate of Party B (signed by the Deputy President Director authorized to act on its behalf) confirming that (A) entering into the Transaction evidenced by the Dual Currency Funded Swap Confirmation would not cause any borrowing or similar limit binding on it to be exceeded; (B) each copy document delivered to Party A pursuant to Part 3(b) of the Schedule (as amended by Clause 3.1 of this Appendix) is correct, complete and in full force and effect as at a date no earlier than the date of the Dual Currency Funded Swap Confirmation; and (C) the name and title of each authorized person appointed by the Board of Directors of Party B under the Resolution of Board of Directors of Party B dated 22nd February 2007, to sign the Finance Documents and other related documents to which Party B is a party and all documents and notices required in connection therewith on behalf of Party B and give instructions in connection therewith, together with a specimen of the signature of each such person;

(v)	a legal opinion of internal counsel to Party B, as to matters of Indonesian law, addressed to Party A; and

(vi)	a letter of authorisation from Party B to Party A regarding the role of Party A in the Transaction in the form agreed between Party A and Party B.

3.2

Within 10 days after execution of the Dual Currency Funded Swap but before the Effective Date, Party B shall deliver a certified copy of Party B’s letter(s) to Bank Indonesia, Team for Coordination of the Management of Offshore Commercial Loans and Department of Finance of the Republic of Indonesia (as required under Clause 2(d) of this Confirmation), with evidence showing receipt of the letter(s) by the relevant addressees.

3.3

In respect of the Transaction evidenced by this Confirmation, notwithstanding the definition of “Indemnifiable Tax” in Section 14 of this Agreement, in relation to payments by Party B, any Tax shall be an Indemnifiable Tax and in relation to payments by Party A, no Tax shall be an Indemnifiable Tax.

3.4

In the event that the offering memorandum dated June 25, 2005 in respect of the Notes is amended, supplemented or varied from time to time (as amended, supplement or varied from time to time, the “Offering Memorandum”), Party B shall notify Party A of such event promptly upon the occurrence thereof.

3.5	If an Early Termination Date is designated in respect of this Transaction:

(a)

before the FX Option Exercise Date, then Party A’s Loss (in respect of this Transaction only) will be deemed to be an amount equal to the sum of (A) the Termination Currency Equivalent of the IDR Notional Amount multiplied by the FX Spot Rate in respect of the Early Termination Date; (B) the Termination Currency Equivalent of the net present value of the FX Option to Party A. as determined by Party A in good faith and a commercially reasonable manner (assuming that the relevant Event of Default or Termination Event had not occurred and that such Early Termination Date had not been so designated); plus (C) (I) the Termination Currency Equivalent of the Unpaid Amounts owing to Party A less (II) the Termination Currency Equivalent of the Unpaid Amounts owing to Party B; plus (D) (I) the Termination Currency Equivalent of the Accrued Unpaid Amounts owing to Party A less (II) the Termination Currency Equivalent of the Accrued Unpaid Amounts owing to Party B (and, for the avoidance of doubt, Party B’s Loss will be deemed to be equal to the product of Party A’s Loss and -1); and

(b)

on or after the FX Option Exercise Date and Party A exercises or exercised the FX Option on the FX Option Exercise Date, then Party A’s Loss (in respect of this Transaction only) will be deemed to be an amount equal to the sum of (A) the Termination Currency Equivalent of the USD Notional Amount; plus (B) (I) the Termination Currency Equivalent of the Unpaid Amounts owing to Party A less (II) the Termination Currency Equivalent of the Unpaid Amounts owing to Party B; plus (C) (I) the Termination Currency Equivalent of the Accrued Unpaid Amounts owing to Party A less (II) the Termination Currency Equivalent of Che Accrued Unpaid Amounts owing to Party B (and, for the avoidance of doubt, Party B’s Loss will be deemed to be equal to the product of Party A’s Loss and -1); and

(c)

on or after the FX Option Exercise Date and Party A does not or did not exercise the FX Option on the FX Option Exercise Date, then Party A’s Loss (in respect of this Transaction only) will be deemed to be an amount equal to the sum of (A) the Termination Currency Equivalent of the IDR Notional Amount multiplied by the FX Spot Rate in respect of the Early Termination Date; plus (B) (I) the Termination Currency Equivalent of the Unpaid Amounts owing to Party A less (II) the Termination Currency Equivalent of the Unpaid Amounts owing to Party B; plus (Q (I) the Termination Currency Equivalent of the Accrued Unpaid Amounts owing to Party A less (II) the Termination Currency Equivalent of the Accrued Unpaid Amounts owing to Party B (and, for the avoidance of doubt, Party B’s Loss will be deemed to be equal to the product of Party A’s Loss and -1).

3.6	For the purpose of the Transaction evidenced by this Confirmation, notwithstanding Part 4(i) of the Schedule to tne Agreement;

(1)

any dispute, controversy or claim howsoever arising out of or in connection with this Confirmation and the Transaction evidenced by this Confirmation or the breach hereof, including any questions regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the Rules of the London Court of International Arbitration, which rules are deemed to be incorporated by reference into this Clause 3-6;

(2)

any award rendered in connection with an arbitration pursuant to this Clause 3.6 shall be final and binding, and judgment upon such an award may be entered and enforced in any court of competent jurisdiction; provided however that the parties agree that the arbitrators may not make an award in respect of punitive damages;

(3)

The forum for arbitration under this Clause 3.6 shall be London, the law governing the procedure for such arbitration shall be the law of England and the arbitration shall be conducted in English language;

(4)

the tribunal shall consist of three arbitrators (the “Arbitral Tribunal”); two of them shall be nominated by the respective parties and appointed by the LCIA Court; the two arbitrators so chosen shall select a third arbitrator and the third arbitrator shall be Chairperson of the Arbitral Tribunal;

(5)

each of Section 13(c) of the Agreement, Section 13(b) of the Agreement and Part 1(i)(Irrevocable Submission to Jurisdiction) of the Schedule to the Agreement is not applicable in respect of the Transaction under this Confirmation.

ANNEX

PT Indosat Tbk (“Indosat”) has raised financing in an amount of IDR434,300,000,000/USD50,000,000 (the “Financing”). The Financing is a bilateral agreement between Goldman Sachs International (“GSI”) and Indosat, and is repayable after 6 years.